Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

November 16, 2016

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Amendment No. 1 to

Draft Offering Statement on Form 1-A

Submitted September 28, 2016
CIK No. 0001640967

Dear Ms. Gowetski:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 18, 2016 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A (CIK No. 0001640967) filed with the Commission on September 28, 2016, relating to the Company’s offering of common stock (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Jennifer Gowetski

Division of Corporation Finance

November 16, 2016

General

1.	We note your response to comment 1. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

Response to Comment No. 1

In response to the Staff’s comment, we have communicated with Ms. Plesset in the Division of Investment Management, and will discuss any Investment Company Act and Investment Advisers Act matters directly with Ms. Plesset.

Offering Circular Cover Page

2.	Since you do not intend to list your securities on a registered national securities exchange upon qualification, please revise to provide the legend required by Part II(a)(5) of Form 1-A or provide us with a detailed analysis as to why such revision is not necessary.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the cover page to include the legend required by Part II(a)(5) of Form 1-A, which was inadvertently deleted from the prior filing.

Offering Circular Summary

Rise Companies Corp., page 3

3.	We note your disclosure that as of August 1, 2016, only the Income eREITTM and the Growth eREITTM had qualified offerings under Regulation A. Please revise your disclosure to reflect each of the eREITsTM that you have sponsored which currently have qualified offerings under Regulation A.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its disclosure to include each of the eREITsTM that the Company has sponsored which currently have qualified offerings under Regulation A, including Income eREITTM, Growth eREITTM, Fundrise East Coast Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC and Fundrise Midland Opportunistic REIT, LLC.

Ms. Jennifer Gowetski

Division of Corporation Finance

November 16, 2016

Management’s Discussion and Analysis, page 35

4.	We note the revised disclosure that, as of September 2016, you have suspended the Project Dependent Note Program indefinitely. We further note that you derived significant revenue from this program. Please revise to briefly describe the business reasons for the suspension of this program and how this will impact your business going forward.

Response to Comment No. 4

Due to the regulatory uncertainty surrounding the ability of an online platform to sponsor both public offerings under Regulation A and private offerings under Rule 506(b), in September 2016, the Company voluntarily suspended its Rule 506(b) program indefinitely; however, given that the revenue derived from the Rule 506(b) program was mostly in the form of origination fees, the Company does not anticipate that the suspension of this program will have a material effect on its revenue, as the Company anticipates that its origination volume will not be materially and adversely affected by the suspension of the Rule 506(b) program.

Security Ownership of Management and Certain Securityholders, page 65

5.	We note your response to comment 22. We continue to believe that the Voting Agreement constitutes an agreement by two or more persons for the purpose of acting together to vote your equity securities. Please disclose any beneficial ownership groups created as a result of the Voting Agreement or provide us with a detailed analysis as to why such disclosure is not required. In addition, please file the executed Voting Agreement or advise.

Response to Comment No. 5

In response to the Staff’s comment, the Company will file an executed Voting Agreement when it files the initial offering statement. The exhibit index has been revised to delete the reference to “Form of”. In addition, the Company has revised its disclosure to include the beneficial ownership group created as a result of the Voting Agreement (see page 65 of the Amended Filing).

Ms. Jennifer Gowetski

Division of Corporation Finance

November 16, 2016

6.	We note that Renren Lianhe Holdings owns 66.2% of the Series A Preferred Stock and can therefore control the vote of all holders of Series A Preferred Stock with respect to certain matters that are the subject of the Voting Agreement, including the election of one director to your Board of Directors. Please provide us with a detailed analysis as to why this agreement does not confer beneficial ownership of all outstanding shares of Series A Preferred Stock subject to the Voting Agreement to Renren Lianhe Holdings or revise your disclosure to describe any beneficial ownership conferred upon Renren Lianhe Holdings as a result of the Voting Agreement.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised its disclosure to describe the beneficial ownership conferred upon Renren Lianhe Holdings as a result of the Voting Agreement (see page 65 of the Amended Filing).

Index to Financial Statements of Rise Companies Corp.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies

New Accounting Standards Not Yet Adopted, page F-16

7.	We note your response to prior comment 9 and added disclosure. For certain new accounting standards, it appears that you have disclosed the effective date for non-Emerging Growth Companies. Please revise to disclose when such standards apply to you given your election to use the extended transition period to comply with new and revised accounting standards as permitted under Section 102 of the JOBS Act and when such amendments apply to non-Emerging Growth Companies.

Response to Comment No. 7

Please note that the Amended Filing includes interim financials as of and for the six month period ended June 30, 2016 and the corresponding six month period ended June 30, 2015 (“Interim Financials”). In response to the Staff's comment, the Company has included in the New Accounting Standards Not Yet Adopted section of the Interim Financials, additional disclosure to reflect the appropriate period applicable to Emerging Growth Companies.

13. Stockholders’ Equity, page F-25

Ms. Jennifer Gowetski

Division of Corporation Finance

November 16, 2016

8.	We note your response to prior comment 26 and added disclosure. Please amend your offering circular to provide footnote disclosure within your audited financial statements disclosing the nature of all of your non-controlling interests in consolidated entities and disclose any redemption provisions for all periods presented. Additionally, please clarify for us and in your filing if the portion of your non-controlling interests that relates to the consolidation of Fundrise Real Estate Investment Trust, LLC is redeemable. To the extent such interests are redeemable, please tell us how you complied with ASC 480-10-S99-3A..

Response to Comment No. 8

In response to the Staff’s comment, the Company has included in the Interim Financials an additional, footnote disclosure describing the nature of the Company’s non-controlling interests in consolidated entities and related redemption provisions. See Note 3, Summary of Significant Accounting Policies, Non-Controlling Interests in Consolidated Entities under the header “eREITs.” See also Note 8, Non-Controlling Interests in Consolidated Entities.

With respect to the portion of the Company’s non-controlling interest that relates to Fundrise Real Estate Investment Trust, LLC (the “Income eREITTM”), the Company believes that classification of this item in permanent equity is appropriate and complies with ASC 480-10-S99-3A because (1) the decision to redeem shares is ultimately at the discretion of the Manager and not the requesting shareholder, and (2) affiliates of the Manager (such as Rise Companies) are prohibited from requesting redemption under the redemption plan.

* * * * *

Ms. Jennifer Gowetski

Division of Corporation Finance

November 16, 2016

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

[Enclosures:]

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Corporate Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP